UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-31989

Internap Corporation
(Exact Name of Registrant as Specified in Charter)

12120 Sunset Hills Road, Suite 330
Reston, Virginia 20190
(404) 302-9700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.001 per share, of Internap Corporation
(Title of each class of securities covered by this Form)

 None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☒
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐
Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date: None*

* On May 5, 2020, the United States Bankruptcy Court for the Southern District of New York, White Plains Division entered an order pursuant to Chapter 11 of the United States Bankruptcy Code, which approved and confirmed Internap Corporation (“INAP”) and certain subsidiaries’ (such subsidiaries, together with INAP, the “Debtors”) First Amended Joint Prepackaged Chapter 11 Plan (the “Plan”). On May 8, 2020 the Debtors satisfied the conditions to effectiveness of the Plan and emerged from their Chapter 11 Cases.

In connection with the effectiveness of the Plan, among other things, all previously issued and outstanding Common Stock of INAP, par value $0.001 per share, was canceled and extinguished.

Pursuant to the requirements of the Securities Exchange Act of 1934, Internap Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

INTERNAP CORPORATION

	By:	/s/ Michael T. Sicoli
	Name:	Michael T. Sicoli
	Title:	Chief Executive Officer

Date: May 8, 2020